Exhibit 1.1

Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

Leading Pharmaceutical Company in China Selects CDC Software’s Ross ERP

Life science expertise, application functionality, and ability to deliver rapid ROI drive Kunming Jida Pharmaceutical’s selection process

[July 5, 2006, Beijing and Atlanta] CDC Software, a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that Kunming Jida Pharmaceutical, the leading pharmaceutical company in China, has selected its Ross ERP application due to its focus on life sciences, deep application functionality, and proven ability to rapidly deliver a return on investment (ROI).

Kunming Jida Pharmaceutical (Jida) manufactures pharmaceutical products including anti-infectious, gastro-intestinal, musculo-skeletal, cerebro-cardiovascular, anti-depressant and psychiatric disorder drugs, as well as over-the-counter drugs and health care products.

Struggling to support its aggressive growth, it became apparent to Jida that its internally-developed ERP application was too unwieldy, costly to maintain, and inflexible to support its growing business. After looking at several vendors, Jida selected the Ross ERP application due to its proven ability to address the critical needs life science companies including Acambis, BioConvergence, IsoTis, and Mission Pharmacal that make and package products through recipe/formula based processes.

“We are very confident that CDC Software’s Ross ERP application can support our growth objectives given its success within the life sciences industry,” said Lau Kin Tung, general manager for Jida. “In addition to its robust planning and scheduling capabilities, the recipe management, production management, and quality control features in the application will increase our productivity, streamline our business processes, and ensure we deliver a quality product to our customers.”

“We are dedicated to helping our customers meet the demands of the industries they serve,” said Richard Thomas, senior vice president, Asia Pacific Region for CDC Software. “With our life science expertise and proven capabilities, we consistently help manufacturers like Jida optimize their IT investment, while delivering the highest quality products and services to their customers.”

Jida’s selection of the Ross ERP further demonstrates CDC Software’s proven capabilities within the life sciences industry and strong presence within the enterprise software market in South-West China. The company plans to implement the full Ross ERP application suite by the end of this year and to rollout the application at a second site in Jiangsu, China.

About Kunming Jida Pharmaceutical
Established in 1993, Kunming Jida Pharmaceutical is a subsidiary of a Hong Kong listed group, Jiwa Bio-Pharm Holdings Limited. Staffed with more than 400 employees and being recognized by the government of Yunnan Province as “Ten Supporting Pharmaceutical Manufacturing Enterprise”, Jida has produced a wide range of pharmaceutical products with approximately RMB 200 million annual turnovers. Jida’s renowned products include a full range of antibiotics, gastro-intestinal, musculo-skeletal drugs, as well as over the counter (OTC) drugs and health care products. Since its foundation, Jida’s success is recognized nationwide and in particular in the Yunnan province.

About Ross Systems
Ross Systems, Inc., a software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 4,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries.  The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development.  CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA).  For more information, please visit www.cdcsoftware.com.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website www.cdccorporation.net.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross to address the needs of life sciences customers specifically Jida Pharmaceutical, and the ability of Jida Pharmaceutical to increase its productivity, streamline its business processes, and ensure delivery of a quality product to their customers through the use of Ross’ ERP software. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the life sciences industry; the continued ability of Ross’ solutions to address industry-specific requirements of life sciences manufacturers; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow life sciences companies to compete more effectively and changes in the type of information required to compete in life sciences product business. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006.  All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release.  The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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